# CAPELLA SECURITIES LLC

## Statement of Financial Condition

# December 31, 2023

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# ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMER

8- 69526

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23
                                              MM/DD/YY                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Capella Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

42 Broadway, Suite 12-129
                                         (No. and Street)

New York                              NY                              10004
           (City)                            (State)                         (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathy Efrem                (212) 897-1686            kefrem@integrated.solutions
(Name)                  (Area Code – Telephone Number)        (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
                    (Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area    Main Ring Road New Delhi    INDIA    110052
(Address)                             (City)                        (State)    (Zip Code)
02/10/2009                                          3223
(Date of Registration with PCAOB)(if applicable)    (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form**
**displays a currently valid OMB control number.**

# AFFIRMATION

I, ___James Verdone___ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to ___Capella Securities LLC___ as of ___12/31/23___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____CEO/CCO_____
Title

New York
Suffolk County

_____
**Notary Public**

Sworn to before me this
13th day of March 2024

_____
Notary Public

**This filing\*\* contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ⸺⸺⸺⸺⸺⸺⸺⸺⸺⸺⸺⸺

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**MERCURIUS & ASSOCIATES LLP**
*Formerly known as AJSH & Co LLP*

+91 11 4559 6689 📞

info@masllp.com ✉

www.masllp.com ▷

## Report of Independent Registered Public Accounting Firm

To the Members of Capella Securities, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capella Securities, LLC (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respect, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit of financial statement provide a reasonable basis for our opinion.

*Mercurius & Associates LLP*

**Mercurius & Associates LLP**
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2022.

New Delhi, India

March 26, 2024

LLPIN-AAG-1471

A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

## CAPELLA SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2023

**ASSETS**

| | | |
|---|---:|---:|
| Cash | $ | 14,225 |
| Prepaid expenses | | 8,816 |
| | | |
| Total assets | $ | 23,041 |

**LIABILITIES AND MEMBER'S EQUITY**

**Liabilities:**

| | | |
|---|---:|---:|
| Accounts payable | $ | 50 |
| Due to affiliate | | 2,700 |
| Total liabilities | | 2,750 |
| **Member's Equity** | | 20,291 |
| | | |
| Total liabilities and member's equity | $ | 23,041 |

**The accompanying notes are an integral part of these financial statements.**

NOTE 1.      DESCRIPTION OF ORGANIZATION AND BUSINESS

Capella Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services and to engage in private placement of securities and similar services. The Company's current parent is Capella Partners, LLC.

NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded as of December 31, 2023.

The allowance for credit losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses (continued)

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2023 since other than cash it does not have any financial instruments.

NOTE 3.   RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's affiliate pays for various specified expenses for which the Company compensates the affiliate in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliate.  For the year ended December 31, 2023 due to affiliate is $2,700.

As a result, these financial statements do not necessarily reflect the results of operations and financial condition that would have been the result of dealing with unrelated entities.

During the year ended December 31, 2023, the Company incurred $1,200 for management fees.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.  This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.  At December 31, 2023 the Company had net capital of $11,475, which exceeded the minimum requirement of $5,000 by $6,475.

NOTE 5.   COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6.   CONCENTRATIONS

All of the Company's cash is maintained in a single financial institution.  The Company does not consider itself to be at risk with respect to this concentration.

80% of the revenue was earned from one customer.